

Mail Stop 3030

November 13, 2015

Via E-mail
Ashoka Achuthan
Chief Financial Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2

> **Re: Westport Innovations Inc.**
> **Registration Statement on Form F-4**
> **Filed October 20, 2015**
> **File No. 333-207523**

Dear Mr. Achuthan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

U.S. Federal Income Tax Considerations, page S-4

1.   We note your tax disclosure here and on page ix. Please view your Q&A and summary as one section, and avoid redundancy in that section by grouping appropriate tax information together. When revising your document in response to this comment, ensure that your Q&A/summary prominently highlights the tax uncertainty and the reasons for the uncertainty. If true, also prominently highlight in the Q&A/summary that shareholders will not know at the time that they are voting whether the transaction will be taxable.

U.S. Federal Income Tax Consequences …, page 67

2.   Please file the opinion that Regulation S-K Item 601(b)(8) requires regarding the tax consequences of the merger that you describe in your prospectus.

Where You Can Find More Information, page 140

3.   We note that Fuel Systems Solutions, Inc. has not yet filed its Form 10-Q for the period ended September 30, 2015. Please tell us whether you intend to request acceleration of the effective date of your registration statement only after the Form 10-Q is filed and incorporated by reference into the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Matthew J. Guercio
        Willkie Farr & Gallagher LLP